United States securities and exchange commission logo





                              June 19, 2020

       Michael Quaid
       Chief Executive Officer
       Boomer Holdings Inc.
       8670 W. Cheyenne Avenue
       Las Vegas, NV 89129

                                                        Re: Boomer Holdings
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 10, 2020
                                                            File No. 333-237087

       Dear Mr. Quaid:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary
       Company Overview, page 1

   1.                                                   Your disclosure
suggests that the increased revenue stream from the products supplied under your Exclusive
Distributor Agreement was able to replace the anticipated revenue from your Tommy Bahama
relationship, and that the sale of these products will yield material top line
revenue and profits to assist you in meeting or exceeding your prior expectations. Please
file this agreement as an exhibit or tell us why you believe it is not required to be filed.
Refer to Item 601(b)(10) of Regulation S-K.
 Michael Quaid
FirstName LastNameMichael Quaid
Boomer Holdings Inc.
Comapany NameBoomer Holdings Inc.
June 19, 2020
June 19, 2020 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19 Developments   Boomer Medical Products, page 25

2. We note your response to prior comment 5 as well as the several references to your 2020
         Guidance which you include in this section. In light of the material changes to your business and your business model in the period subsequent to the press release and issuance of the guidance, please revise your disclosure to eliminate references to such guidance and instead focus on the impact of these changes on your actual results, your current plans, and your expectations with regard to your results of operations. See Item
         303(a)(3) of Regulation S-K.
Results of Operations, page 26

3. Please revise the disclosures to include a discussion of the material changes in your financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. Also expand your disclosure to discuss your results of operations for the six months ended January 31, 2020. See Item 303(b)(1) and (b)(2) of
         Regulation S-K.
Interim Financial Statements for the Three Months Ended January 31, 2020, page F-16

4. Please provide updated interim financial statements in your next amendment to comply with Rule 8-08 of Regulation S-X or tell us why it is not required. Please also provide corresponding disclosures that reflect the updated financial information throughout your filing.
Condensed Consolidated Statement of Operations Three and Six Months ended January 31. 2020 and 2019, page F-17

5. Tell us how the share information presented in the statement of stockholders' deficit and the weighted average number of shares outstanding for the periods presented in your statement of operations complies with ASC 805-40-45-1 through 4 in reflecting the new equity structure of Boomer Holdings, Inc. following the reverse acquisition. Your response should explain how you considered the exchange ratio established in the share exchange agreement, the shares you acquired, and the company shares issued and retired in executing the reverse merger in determining the equity amounts presented. Please revise to make any changes as necessary.
 Michael Quaid
Boomer Holdings Inc.
June 19, 2020
Page 3

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Quaid
                                                         Division of
Corporation Finance
Comapany NameBoomer Holdings Inc.
                                                         Office of Energy &
Transportation
June 19, 2020 Page 3
cc:       Peter Campitiello, Esq.
FirstName LastName